Exhibit 99.2

Webus International Limited

PLEASE DO NOT RETURN THE PROXY CARD IF
YOU ARE VOTING ELECTRONICALLY.

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Form of Proxy

Shareholder Reference Number

Please leave this box blank if you want to select the chair of the extraordinary general meeting as your proxy. Do not insert your own name(s).

I/We, the shareholder(s) named below, hereby appoint the chair of the extraordinary general meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement on my/our behalf at the Extraordinary General Meeting of Webus International Limited to be held at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121 on February 27, 2026 at 9:00 p.m. Eastern Time and at any adjourned meeting.

The Board of Directors recommend voting FOR the resolutions 1 through 7 (inclusive)

		For	Against	Abstain

1.	RESOLVED as a special resolution that with immediate effect and subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands (the “Act”), the Company change its name from “Webus International Limited 微巴国际有限公司” to “Wetour Robotics Limited” (the “Name Change”).	☐	☐	☐

2.	RESOLVED as an ordinary resolution that the authorised share capital of the Company be immediately increased from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$100,000 each to US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each (the “Share Capital Increase”);	☐	☐	☐

3.	RESOLVED as a special resolution that subject to and immediately following the Name Change and the Share Capital Increase being effected, the Company adopt the amended and restated memorandum and articles of association annexed to the Notice of the Meeting as Annex I in substitution for and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Name Change and the Share Capital Increase;	☐	☐	☐

4.	RESOLVED as an ordinary resolution that, subject to the Share Capital Increase, the issuance by the board of directors of the Company (the “Board”) of at least 5,000,000 shares for one or more non-public offerings be approved;	☐	☐	☐

5.

RESOLVED as an ordinary resolution that:

conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

(a) the authorized, issued and outstanding shares, par value US$0.0001 of the Company (collectively, the “Shares”) be consolidated and divided by consolidating every Share at a ratio within a range of not less than 1:2 and not greater than 1:100 (the “Share Consolidation”), with the exact ratio to be determined by further action of the Board as may be determined at the appropriate time (the “Effective Time”), if and when implemented, by the Board, in its sole discretion so that all shareholders holding every 2 to 100 Shares (the “Pre-Consolidation Shares”) will hold 1 share of par value ranging from US$0.0002 to US$0.01 each (the “Post-Consolidation Shares”), with such Post-Consolidation Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Shares as set out in the amended and restated memorandum and articles of association in effect at the time of the Effective Time, and any fractional shares created as a result of the Share Consolidation, to be rounded up to the nearest whole share be approved;

In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders to round up any fractions of shares issued to or registered in the name of such shareholders following or as a result of the Share Consolidation;

(b)  any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

	☐	☐	☐

6.	RESOLVED as a special resolution that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Share Consolidation (if and to the extent it is effected); and	☐	☐	☐

7.	RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

AUTHORIZED SIGNATURES —

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the extraordinary general meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

For this proxy card to be valid, the duly completed and signed proxy card and any authority under which it is signed must be received by the Company on or before 9:00 p.m. Eastern Time on February 26, 2026 or 48 hours before any adjourned time and date of the extraordinary general meeting.